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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of        November, 2003
                                   ----------------------------


                              ATI TECHNOLOGIES INC.
                             ----------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
         --------------------------------------------------------------
                    (Address of Principal Executive Offices)


                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F       X
                            -------------                       -----------


                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                       ---------                         -----------


                                Page 1 of 6 Pages
                           Index is located on Page 2


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                                      INDEX

Document                                                            Page Number
--------                                                            -----------
Press Release dated November 17, 2003                                   3

Statement of Outstanding Share Capital as of November 25, 2003          5

Signature Page                                                          6




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[GRAPHIC OMITTED]

For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2600, extension 8107 or cevenden@ati.com
                                ----------------


                ATI Updates First-Quarter Financial Expectations

        Broad-based demand for PC products leads to improved expectations

MARKHAM, Ontario, Monday November 17, 2003 - ATI Technologies Inc. (TSX: ATY,
NASDAQ: ATYT), a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions, today provided an update on its expectations for its financial results for the first quarter of its fiscal 2004 ending November 30, 2003.

ATI now expects revenue to be in the range of $440(1) to $470 million. Adjusted net earnings(2) are expected to be in the range of $0.16 to $0.20. ATI expects to see continued strength in the second quarter, but a typical seasonal pattern, resulting in a slightly weaker revenue and profit profile.

"Broad-based demand for ATI's PC products, particularly in the desktop business, has contributed to the greater-than-expected sales this quarter," said David Orton, President and Chief Operating Officer of ATI Technologies. "This demand, coupled with a stable price environment, has also contributed to gross margins that are expected to exceed original expectations."


--------

1 All dollar amounts are stated in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

2 Adjusted net income excludes the after-tax effect of gain on investments, after-tax effect of other charges to the consolidated financial statements, amortization of goodwill and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance.




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                                                                     Page 4 of 6

ATI first quarter earnings and revenue update


About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues in excess of $1.3 billion, ATI has more than 2,200 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

Forward-looking Statements and Uncertainties

Certain statements in this release constitute "forward-looking statements." When used in this release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this release and in the Company's 2002 Annual Report and 2002 Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Copyright 2003 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media relations, please contact:

Chris Evenden, Director, Public Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 8107 or cevenden@ati.com
                                ----------------

For investor relations support, please contact:

Janet Craig, Director, Investor Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 2631 or janet@ati.com
                                -------------



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                                                                     Page 5 of 6


                     STATEMENT OF OUTSTANDING SHARE CAPITAL
                     --------------------------------------

The authorized capital of ATI Technologies Inc. consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the close of business on November 25, 2003, 244,128,179 common shares and no preferred shares were outstanding.



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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 ATI TECHNOLOGIES INC.



Date: November 26, 2003       By: /s/Terry Nickerson
                                  -------------------------------------------
                                  Name:  Terry Nickerson
                                  Title: Senior Vice President, Finance and
                                         Chief Financial Officer